June 27, 2019

Long Deng
Chief Executive Officer
iFresh Inc.
2-39 54th Avenue
Long Island City, New York 10016

       Re: iFresh Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 7, 2019
           File No. 001-38013

Dear Mr. Deng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 7, 2019

Opinion of Benchmark to the Board of Directors of IFMK, page 78

1. We note your disclosure that your board engaged The Benchmark Company, LLC to act as its financial advisor in connection with the Acquisition and Spin-off, and that
       Benchmark provided written opinions regarding the fairness of the consideration to be paid by the Company in connection with the Acquisition and the consideration to be received by the Company in connection with the Spin-off. In this regard, please disclose any fees paid to Benchmark for its fairness opinions, projections given to Benchmark in relation to the fairness opinions, and whether Benchmark gave consent for the use of it fairness opinions in your proxy statement.
Interests of IFMK's Directors and Officers in the Acquisition, page 82

2. We note your disclosure that, "[b]esides the equity ownership of IFMK . .. . the directors and executive officers of the Company do not have interests different than the other
 Long Deng
iFresh Inc.
June 27, 2019
Page 2
      stockholders of IFMK" in the Acquisition and Spin-off proposals. Please enhance your discussion to describe the interests of your Chief Executive Officer, Long Deng, considering your disclosure elsewhere that the Purchase Agreement provides for the sale of 100% of the equity interest in your operating subsidiary to Go Fresh 365, Inc., an entity solely owned by Mr. Deng, and that Mr. Deng shall resign immediately following the closing of the Acquisition.
General

3.    Please update your financial statements to comply with Items 14(b)(9),
(10), and (11) of
      Schedule 14A. In this regard, please include interim financial statements for Xiaotai
      International Investment Inc., and pro forma financial statements, as of and for the period ending March 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jacqueline
Kaufman, Staff Attorney, at 202-551-3797 with any questions.



                                                            Sincerely,
FirstName LastNameLong Deng
                                                            Division of
Corporation Finance
Comapany NameiFresh Inc.
                                                            Office of Consumer
Products
June 27, 2019 Page 2
cc:       Joan Wu
FirstName LastName